UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-38638

NIO Inc.

(Registrant’s Name)

Building 19, No. 1355, Caobao Road, Minhang District
Shanghai, People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F ☐

EXPLANATORY NOTE

On September 2, 2025, Hong Kong time, we published our unaudited financial results for the second quarter and six months ended June 30, 2025 as our interim report for the six months ended June 30, 2025 (the “HK Interim Report”) under Rule 13.48(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) on the website of The Stock Exchange of Hong Kong Limited. Pursuant to the Hong Kong Listing Rules, our HK Interim Report contains supplemental disclosure of reconciliation of the material differences between our consolidated financial statements prepared under U.S. GAAP and International Financial Reporting Standards, which is attached hereto as exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Supplemental Disclosure—Reconciliation Between U.S. GAAP and International Financial Reporting Standards

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIO Inc.

By	:	/s/ Yu Qu
Name	:	Yu Qu
Title	:	Chief Financial Officer

Date: September 2, 2025